

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Matthew Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re: Electromedical Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 7, 2020**
> **File No. 333-234623**

Dear Mr. Wolfson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

Amendment No. 3 to Form S-1 filed July 7, 2020

Note 2 - Summary of Significant Accounting Policies
Going Concern, page 62

1. We note your revised disclosures in response to comment 4, however, your calculation of working capital deficit continues to exclude customer deposits and KISS liability. If you continue to present working capital deficit, please revise your calculation to only use current assets and current liabilities as determined under accounting principles generally accepted in the United States of America. Refer to the definition of working capital in the FASB Codification Master Glossary.

<u>Note 6 - Kiss Liability - Related Party, page 68</u>

2.   We note from your response to comment 2 that you are not in default on your KISS liability. Please reconcile this with your disclosure on page 68 that indicates that this liability is currently in default.

<u>Part II</u>
<u>Item 15. Recent Sales of Unregistered Securities, page 95</u>

3.   Please furnish the information required by Item 701 of Regulation S-K.

     You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander